Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the GATX Corporation Salaried Employees Retirement Savings Plan of our reports dated a) August 7, 2007, with respect to the consolidated financial statements of GATX Corporation, GATX Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GATX Corporation, included in the Current Report (Form 8-K) dated August 9, 2007 and b) June 19, 2007, with respect to the financial statements and schedules of the GATX Corporation Salaried Employees Retirement Savings Plan included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
August 14, 2007